Filed by Micromet AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CancerVax Corporation
Commission File No. of Subject Company: 000-50440
This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, by and among CancerVax Corporation (“CancerVax”), Carlsbad Acquisition Corporation, Micromet, Inc. and Micromet AG (“Micromet”). The merger agreement was filed by CancerVax with the SEC on Form 8-K on January 9, 2006, and is incorporated by reference into this filing.
Patrick A. Baeuerle, Micromet’s Chief Scientific Officer, gave the following presentation at the BIO CEO & Investor Conference 2006 at the Waldorf Astoria Hotel in New York City on February 15, 2006.
Micromet AG BIO CEO & Investor Conference Patrick A. Baeuerle, CSO February 15, 2006

Micromet AG - CancerVax Corporation Merger Announcement

Forward Looking Statements Statements included in this presentation that are not a description of historical facts are forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the companies' respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, the risks associated with reliance on collaborative partners to support the development and commercialization of product candidates; and other risks detailed in CancerVax's SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005, and Registration Statement on Form S-4, filed on February 13, 2006. The proposed transaction between CancerVax and Micromet is subject to customary closing conditions, including the approval of CancerVax's stockholders. The inclusion of forward-looking statements should not be regarded as a representation that any of our plans will be achieved. Actual results may differ materially from those set forth in this presentation due to the risks and uncertainties inherent in our business. You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Micromet Micromet AG, private, Munich, Germany Scientific roots at Institute for Immunology of Munich University Focus on antibody-based therapeutics Private equity raised from institutional investors to date €75M (US$87M); first round in 1996 Investor base: 3i, Abingworth, Advent Ventures, BioMedical TrendsHealth, DG Lux Lacuna, HBM Bioventures, IBT, Omega, Permira, SVLSF, Wellcome Trust CancerVax CancerVax Corporation (NASDAQ: CNVX) Mission: To build a fully integrated biotechnology company focused on the treatment and control of cancer Experienced management team US$60M cash as of September 30, 2005 Actively seeking sublicensing opportunities for 3 product candidates targeting the EGFR signaling pathway

Merger Rationale Creation of a transatlantic biopharmaceutical company with access to both U.S. and European markets Access to U.S. capital markets to accelerate development of product portfolio Highly differentiated drug development pipeline focused on antibody-based therapeutics in oncology, autoimmune, inflammatory diseases Significant experience in drug discovery and development Expanded management base with strong U.S. and E.U. experience

Merger Details Definitive merger agreement announced on January 9, 2006 Pro forma ownership of combined company: approx. 67.5% Micromet shareholders and 32.5% CancerVax shareholders S-4 and related proxy statement /prospectus filed with the SEC on February 13, 2006 Completion of merger contingent on Cancervax stockholder approval and satisfaction of other, customary closing conditions Stockolder votes anticipated to occur in Q2/06 Name of new entity: Micromet, Inc. Anticipated NASDAQ ticker symbol: MITI

Profile of Combined Company Two clinical-stage antibody product candidates in three major cancer indications Six pre-clinical antibody product candidates in cancer and inflammatory diseases Proprietary drug development platforms: BiTE? and single- chain antibodies (SCA) Collaborations with MedImmune, Inc. and Serono Research & development center in E.U. Initial U.S. operations will cover finance, legal and business development Experienced team with a total of 95 FTEs

Combined Company's Expected Executive Management & Board of Directors Christian Itin, President & CEO Hazel M. Aker, SVP & General Counsel Patrick A. Baeuerle, CSO Jens Hennecke, VP Business Development William R. LaRue, CFO Gregor Mirow, SVP Operations Carsten Reinhardt, SVP Clinical Development David F. Hale, Chairman Christian Itin, President & CEO Phillip M. Schneider, former CFO of Idec Pharmaceuticals, Inc. Barclay Phillips, Managing Director of Vector Fund Management Dr. Michael G. Carter, former Commercial Director of Zeneca Jerry Benjamin, Advent Venture Partners Otello Stampacchia, Omega Fund John Berriman, former Business Director of Celltech (now UCB Pharma) One additional board member to be designated by Micromet shareholders micromet

Combined Company`s Antibody Pipeline



Research
Preclinical
Phase I
Phase II
Collaboration
Antibody MT201
Metastatic Breast Cancer (MBC)
Serono
Antibody MT201
Prostate Cancer
Serono
Antibody MT201
MBC Taxotere® Combo
Serono
BiTE™ MT103
B-Cell Lymphoma
MedImmune
Antibody D93
BiTE™ MT110
Antibody MT203
BiTE™ I
MedImmune
BiTE™ II
MedImmune
Antibody MT204

© Micromet AG 2006

Clinical Candidate MT201 - Adecatumumab - Human antibody binding to Ep-CAM, a pan-carcinoma target Addresses major solid tumor indications (breast, prostate, colon, lung, gastric, ovarian, pancreatic) Phase 1 demonstrated tolerability in humans Two ongoing Phase 2 programs in metastatic breast cancer and prostate cancer, with data expected in 2006 Phase 1 combination trial with Taxotere(r) (docetaxel) Manufacturing agreement with Boehringer Ingelheim Collaboration for co-development and commercialization with Serono

Status of Adecatumumab Phase 2 Trial MT201-202 (Metastatic Breast Cancer) Enrolment completed; 112 patients, 26 sites, 5 EU countries Preliminary analysis of interim data show significant increase in progression-free survival for high dose /high Ep-CAM group relative to three other groups (p=0.0238) Phase 2 Trial MT201-201 (Early Prostate Cancer) Enrolment completed; 84 patients, 20 sites, 4 EU countries Preliminary data indicate that the primary endpoint has not been reached; no obvious change in mean PSA vs. placebo Phase 1 Trial MT201-102 (Combination with Taxotere(r) in Metastatic Breast Cancer) Ongoing

Clinical Candidate MT103 First representative of a new class of drugs: BiTE? Single-chain bispecific antibody construct MT103 is BiTE? targeting CD19 antigen on B cell tumors Ongoing phase 1 program in NHL Orphan drug designation in mantle cell lymphoma and chronic lymphocytic leukemia in EU Collaboration with MedImmune, Inc. for North America Novel mode of action and differentiated target antigen support positioning of MT103 in NHL

Status of MT103 Previous Phase 1 trials with short-term infusion discontinued due to unfavourable risk-benefit profile Current Phase 1 trial with continuous infusion for 4-8 weeks Completed dose level (DL) 4 with 6 patients at 15 µg/m2/24 h Preliminary results: DLs 1-3: No responses At DL4: 3 confirmed partial responses; one patient showed reversible CNS-related side effects

Rapid B-Cell Depletion by MT103 CD4 T Cells Cytotoxic CD8 T Cells B Cells NK Cells Patient No. 105-003 (DL4) 0,00 0,05 0,10 0,15 0,20 0,25 0,30 0 5 10 15 20 25 Days Cell Number

Status of MT110 Anti-Ep-CAM/anti-CD3 BiTE(tm) Stable, homogeneous and non-glycosylated protein of 55 kDa, well produced in mammalian cells High efficacy in various animal models: Eradication of solid tumors Active against human ovarian cancer tissue in SCID mouse model Expect IND or IMPD filing in 2007

Status of MT203 Human IgG1 antibody neutralizing GM-CSF with high affinity; made by Micromet Novel therapeutic concept targeting innate immunity Therapeutic potential tested with murine surrogate All rights back from Enzon Pharmaceuticals, Inc. at low royalty on net sales Expect IND or IMPD filing in 2007

Micromet's Drug Development Platforms BiTE? Molecules Single-chain Antibodies (SCA)

BiTE? Molecules Are a Unique Drug Development Platform Novel therapeutic modality Redirecting most potent killer cells in organism: cytotoxic T cells 100-10,000 fold higher potency relative to other bispecific antibodies or IgG1 monoclonal antibodies Potenial to circumvent major immune escape mechanisms of late stage tumors True development platform applicable to address various indications Potential for both monotherapy and combination therapy in major markets

Specific T Cells Only Patient's T Cell Pool Natural T Cell Attack on Tumor: One in a Million T Cells Sees the Tumor Tumor Cell

Specific T Cells Only Patient's T Cell Pool Natural T Cell Attack on Tumor: One in a Million T Cells Sees the Tumor Complicated Recognition Need matching T cell receptor Need costimulation Need peptide antigen from tumor

Just BiTE? BiTE(tm)-directed T Cell Attack on Tumor: All T Cells Can See Tumor Any T Cell Patient's T Cell Pool DO NOT NEED T cell receptor Costimulation Peptide antigen Tumor Cell

BiTE™ Induces Formation of Cytolytic Synapse

Confocal Microscopy


Tumor Cell
T Cell
Synapse
10μm

Stainings:
LFA-1 (CD11a)
Granzyme B
Lck Kinase

© Micromet AG 2006

No Difference Detected Between BiTE™-induced and Natural Synapse

BiTE™ Synapse



Natural Synapse



Stainings:

LFA-1 (CD11a)

Granzyme B

Lck Kinase

Offner et al. *Mol. Immunol.* 43:763-771; *2006*

© Micromet AG 2006

How a BiTETM Is Made ?-Tumor Antibody ?-CD3 Antibody BiTE(tm)

Single-chain Antibodies (SCA) Full targeting ability of an antibody but at a fraction of its size Versatile for protein engineering Micromet leverages the potential of SCAs for design of novel therapeutics: Example BiTE?, an SCA-based therapeutics Broad patent estate in this field through cross-license agreement with Enzon Pharmaceuticals, Inc. Micromet exclusively markets SCA patents to third parties; revenues shared with Enzon Pharmaceuticals, Inc. SCA

Micromet's Business Strategy Focus on highly differentiated products Leverage in-house pipeline generating capabilities to drive innovative collaborations Balance investments with revenues from collaborations Retain option to continue investments in partnered programs

Micromet / Serono Alliance on MT201 Serono receives worldwide exclusive rights to MT201 Micromet to complete the ongoing Phase 2 programs Serono to decide whether to continue development of MT201 following receipt of either of the final study reports for the ongoing Phase 2 trials (H2/2006) Micromet receives: USD $10 million upfront up to USD $138 million milestone payments if MT201 is successfully developed and approved for commercialization in three or more indications Micromet receives undisclosed royalties on future sales Serono bears all development costs for ongoing program, but Micromet retains option to participate in further development and co-promotion (up to 50% of development costs and potential profits)

Micromet / MedImmune Alliance on MT103 MedImmune to develop and commercialize in North America Micromet to develop and commercialize outside North America Clinical data will be shared MedImmune responsible for development of commercial scale manufacturing process (responsible for full cost) MedImmune to supply MT103 for the world market Investment of MedImmune Ventures in Micromet Micromet receives undisclosed royalties and milestone payments

Completion of merger in Q2, 2006 Phase 2 results for MT201 - metastatic breast cancer & prostate cancer Micromet may elect to share with Serono development and commercialization of MT201 in the US and EU in exchange for a share of profits Phase 1 results for MT103 in NHL Focus on ex-US/CAN/MEX development of MT103 IND filing for D93 Continue to progress development of MT110, MT203 and MT204 Key Anticipated Events in 2006

Forward-Looking Statements
This document contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the Companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. The transaction is subject to customary closing conditions, including approval of CancerVax’s stockholders. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in CancerVax’s registration statement on Form S-4 filed with the SEC on February 13, 2006, periodic reports and other filings with the SEC. Any forward-looking statements are made pursuant to Section 21E of the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Merger and Where to Find It
In connection with the proposed transaction described herein, on February 13, 2006 CancerVax filed a registration statement of Form S-4 that contains a proxy statement/prospectus with the SEC. Investors and securityholders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about CancerVax, Micromet and the proposed transaction. CancerVax’s stockholders and Micromet’s shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-4200.
Participants in the Solicitation
CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at CancerVax at the address described above.